United States securities and exchange commission logo





                             April 27, 2022

       Alice Chang
       Chief Executive Officer
       Perfect Corp.
       14F, No. 98 Minquan Road
       Xindian District
       New Taipei City 231
       Taiwan

                                                        Re: Perfect Corp.
                                                            Registration
Statement on Form F-4
                                                            Filed March 25,
2022
                                                            File No. 333-263841

       Dear Ms. Chang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Cover Page

   1.                                                   Revise to remove the
assertion that the laws and regulations of the People   s Republic of
                                                        China do not currently
have any impact on Provident   s business, financial condition and
                                                        results of operations.
   2. We note your disclosure that Provident currently does not have any substantive operations in mainland China.
Revise to highlight that Perfect's mobile apps are available for downloading and use in
the PRC, that Perfect has operating subsidiaries located in the
                                                        PRC, and that Perfect's
business operations in the PRC are required to obtain and maintain
 Alice Chang
FirstName   LastNameAlice Chang
Perfect Corp.
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         applicable licenses and approvals from different regulatory authorities. Provide prominent disclosure about the legal and operational risks associated with Perfect's operations in the
         PRC and Provident's ties to Hong Kong.
3. Given that Provident is located in Hong Kong and a majority of its executive officers are located in or have significant ties to Hong Kong, prominently address the challenges
         that Provident   s existing Public Shareholders might face in
enforcing their rights under the
         SPAC   s controlling agreements. Also, highlight that action by the
PRC government could
         significantly limit or completely hinder your ability to consummate the Business
         Combination or Perfect   s ability to offer or continue to offer
securities to investors and
         cause the value of such securities to significantly decline or, in extreme cases, become worthless.
4. Discuss the dual class structure and differing voting rights of each class of stock that is expected to be in place after the business combination. Highlight that the dual class structure will have the effect of concentrating voting control with our CEO.
Questions and Answers about the Proposed Transactions, page 10

5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels
What positive and negative factors did Provident's Board consider when determining whether or not to proceed with the Business Combination, page 10

6.       You disclose that the ratio of Perfect   s customer lifetime value to
customer acquisition
         cost for Perfect   s top 100 brands in 2020 is 8.4x. Please revise to
further explain what this
         measure represents, how it measures a customer   s lifetime value, and
how it is calculated.
         In this regard, you disclose the customer lifetime value is the sum of total contract value in
         2020 adjusted for annual NDRR of 120% for the first four years and 115% for the fifth year. Explain whether the resulting amount represents an estimate of revenue for the next five years and if so, how you determined that was an appropriate period of time and why these are reasonable percentages to use in the calculation. If this amount does not represent five years of revenue, explain what it is. Further, revise your disclosures to explain the estimates and assumptions used in the calculation, why it provides useful information to investors, and how management uses this in managing or monitoring the performance of the business. Refer to SEC Release No. 33-10751.
What equity stake will current Provident shareholders, the FPA Investors, the PIPE Investors..., page 14

7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution,
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Perfect Corp.
April 27, 2022
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         including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
8. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
9. We note your maximum redemption scenario reflected here and throughout the filing, including the unaudited pro forma condensed combined financial information, reflects the maximum number of redemptions that may occur so not less than $125 million of cash is available upon consummation of the transaction. In order to reduce confusion, consider changing the title of this scenario to reflect that it is an "illustrative redemption" only and to avoid the implication that the scenario reflects a 100% redemption of shares.
What interests do Provident's current officers and directors have in the Proposed Transactions?, page 18

10. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
What are the U.S. federal income tax consequences of the Mergers to U.S. Holders of Provident
Class A Ordinary Shares and Public Warrants?, page 20

11. We note that it is intended that the mergers qualify as an F Reorganization for U.S. federal income tax purposes. Please include a tax opinion from counsel for this and the other material federal tax consequences. Given your representation that there is an absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as Provident
         Acquisition Corp, the tax opinion should address the degree of uncertainty, state the key factors used in the analysis, and discuss the risks to investors of the uncertain tax treatment.
Summary of the Proxy Statement/Prospectus, page 28

12. It appears that underwriting fees remain constant and are not adjusted based on
FirstName LastNameAlice Chang
       redemptions. Revise your disclosure to disclose the effective underwriting fee on a
Comapany    NamePerfect
       percentage         Corp.
                   basis for shares at each redemption level presented in your sensitivity analysis related
April 27, 2022toPage
                 dilution.
                     3
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Interests of Certain Persons in the Proposed Transactions, page 40

13. We note your disclosure that Provident Acquisition Corp. or its affiliates may offer incentives to investors who indicate they intend to vote against the business combination proposal. Please revise to more prominently discuss the ability of Provident or its affiliates to ensure the business combination is approved and the impact it could have on public investors. Additionally, address the potential conflicts of interest inherent in such incentive arrangements and address that the sponsor and the investors who receive the incentives may benefit and that such benefit may be to the detriment of the public shareholders.
14.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. Organizational Structure
Following the Proposed Transactions, page 41

15. Please revise your post-offering organizational structure diagram to reflect the percentage of voting and economic rights for each post-offering holder or class of holders of Perfect
         Corp.
Risk Factors
Risks Related to the Perfect Class A Ordinary Shares and the Perfect Warrants The dual class structure of our Ordinary Shares has the effect of concentrating voting control with our CEO..., page 72

16. Address the risk that your capital structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.
Background of the Business Combination, page 117

17. We note that you did not proceed to enter into a business combination with the Initial
         Target "because of other strategic priorities of the Initial Target and implications thereof on the timeline of the potential business combination." Please revise to provide a more detailed discussion regarding the decision not to proceed with the Initial Target including what is meant by "other strategic priorities of the Initial Target" and implications on the timeline of the potential business combination.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 156

18. You disclose that the maximum redemption scenario assumes 21,000,634 shares of
         Provident Class A Ordinary Shares are redeemed. As there are 23,000,000 Class A
         Ordinary Shares subject to possible redemption, please revise to clarify whether the public shareholders have the ability to redeem shares in excess of 21,000,634 shares. If so,
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Perfect Corp.
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         disclose whether the merger will still be consummated if that happens or tell us how you intend to fund any additional redemptions. As applicable, disclose the impact on the pro forma information assuming 100% of the shares are redeemed. If the shareholders do not have the ability to redeem additional shares, tell us what conditions are in place to restrict such redemptions.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2020, page 163

19. Please revise to record the $6.9 million of estimated transaction costs that are not recorded as expenses in the historical financial statements of Provident in the pro forma condensed combined statement of operations, effective as of the beginning of the fiscal year presented. Refer to Rule 11-02(a)(6)(B) and 11-02(a)(11)(i) of Regulation S-X.
Provident's Business
Permitted Purchases of Our Securities, page 176

20. We note your disclosure that the sponsor and Perfect's directors, officers or their affiliates may purchase additional Public Shares in the open market prior to the completion of the
         Business Combination. In your response letter, please confirm your understanding that the sponsor or its affiliates will not purchase the shares at a price higher than the price offered through the SPAC redemption process. For guidance, refer to Compliance and
         Disclosure Interpretation, Question 166.01 of Tender Offers and Schedules.
Redemption Rights for Public Shareholders, page 177

21. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Perfect's Business
Product Pipeline
Non-fungible tokens ("NFTs"), page 210

22. We note your disclosure that you are working on developing an "end-to-end solution for the transformation of physical goods into digital SKUs and related NFTs." Please revise to provide a more detailed discussion regarding how the platform will operate and how the
FirstName LastNameAlice Chang
       NFT's will be incorporated into your product offerings. As a non-exclusive example, it is
Comapany    NamePerfect
       unclear whether theCorp.
                             platform will generate revenue from the sale of
NFT's directly to
       consumers,
April 27, 2022 Pageor5if the NFT's will be incorporated into your customer's subscription.
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Perfect's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Company Overview, page 221

23. You disclose an average of NDRR and retention rate among the top 100 brands. Please revise to disclose such measures for all of your recurring customers and revenue, for each period presented, to provide for a more complete view of customer retention. Refer to
         SEC Release No. 33-10751.
24. Please clarify whether the NDRR calculation only includes annual recurring revenue from the same set of customers as of the end of the period that were included at the beginning of the period. If your calculation includes new customers obtained during the period, explain how such measure provides an accurate view of retention.
Key Factors Affecting Our Results of Operations, page 222

25. You disclose that your ability to increase revenue depends in part on retaining your existing brands and expanding their use of your service. Please expand your disclosures to identify and discuss key performance indictors you use to measure retention, such as
         NDRR or a retention rate, as well as any other metrics you use to manage the business that would provide for a better understanding and evaluation of your operations. Refer to SEC
         Release No. 33-10751.
Results of Operations
Comparison of Six Months Ended June 30, 2020 to Six Months Ended June 30, 2021 Revenue, page 226

26. You disclose that the increase in revenue was primarily driven by revenue generated from additional brands, as well as cross-sell/upsell from existing customers. Please revise to disclose the amount or percentage of the increase from new versus existing customers. Refer to Item 5 of Form 20-F.
Security Ownership of Certain Beneficial Owners and Management of Perfect Corp., page 246

27.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Description of Perfect's Securities, page 253

28. Please revise this section to clearly describe the forum selection clause in your Articles.
         We note that your forum selection provision identifies the Southern District of New York as the exclusive forum for litigation pursuant to the Securities Act of 1933 and the
         Securities and Exchange Act of 1934 and that for all other actions, the courts of the
         Cayman Islands will be the exclusive forum for bringing disputes. Alice Chang
FirstName   LastNameAlice Chang
Perfect Corp.
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April       NamePerfect Corp.
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April 727, 2022 Page 7
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Perfect Corp. and Subsidiaries - Consolidated Financial Statements
Note 4. Summary of Significant Accounting Policies
(24) Revenue Recognition, page F-34

29. You disclose that you provide online web consultation services and recognize revenue on a straight-line basis through the contract period. Please revise to describe the types of services provided in these arrangements and the typical contract terms. Explain whether the arrangements are for a specified service or to provide services when requested by the customer for a fixed amount over the contract period. Further, explain how you concluded recognizing revenue on a straight-line basis depicts your performance in transferring control of the services promised to the customer. Refer to IFRS 15, paragraphs 39-45. Lastly, disclose the amount of revenue generated from these consultation services for each period presented.
30. Please revise to disclose the accounting policy for your SaaS solutions described on page
         224. Please include the typical contract terms in the arrangements, nature of services, performance obligations, and types of fees charged. Further, disclose how you account for each performance obligation and when revenue is recognized. Lastly, disclose how much revenue was generated from these offerings for each period presented.
31. Regarding the SaaS solutions, you disclose on page 224 that you charge recurring fees for licenses. Please tell us what this license is for, whether it provides a right to use your intellectual property that exists at a point in time, and if so, how you consider that in your accounting for the SaaS solution arrangements.
32. You disclose that you provide premium functions in apps to individual customers and recognize the related revenue over time on a straight-line basis through the contract period. Revise your disclosure to describe the nature of the premium functions offered, the typical contract terms, including the length of the contract period. Also explain to us how you determined recognizing revenue over time was appropriate. Lastly, tell us whether and how third parties, such as the Apple App Store and Google Play Store which you refer to on page 224, are considered in these arrangements.
33. For your advertising services you disclose that the performance obligation is recognized over time and consideration is determined based on the frequency of click of the advertisement. Please revise to disclose the typical contract terms in these arrangements and when revenue is recognized during the contract period.
Note 6. Details of Significant Accounts
(15) Revenue, page F-50

34. Revise to disclose the amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the reporting period and an explanation of when you expect to recognize such amount on a quantitative basis or by using qualitative information. Refer to IFRS 15, paragraph 120.
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General

35. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameAlice Chang                                  Sincerely,
Comapany NamePerfect Corp.
                                                               Division of
Corporation Finance
April 27, 2022 Page 8                                          Office of
Technology
FirstName LastName